Mail Stop 3561

September 14, 2007

Mr. Terry Burman
Chief Executive Officer
Signet Group plc
15 Golden Square
London, England W1F 9JG

Re: Signet Group plc
Form 20-F for Fiscal Year Ended February 3, 2007
Filed May 5, 2007
File No. 1-32349

Dear Mr. Burman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please revise to check the appropriate boxes on the face page of the filing.

Annual Report & Accounts

Consolidated cash flow statement, page 78

2.   Please tell us the items and their amounts included in the "other non-cash
        movements" line item for each year presented. We believe you should provide
        separate disclosure for any material items included this line item. In that regard,
        please separately disclose non-cash items such as provisions, deferred taxes,
        unrealized foreign currency gains and losses, undistributed profits of associates,
        minority interests and stock-based compensation. Refer to paragraph 20 of IAS 7.

Notes to the accounts, page 80

Note 1. Principal accounting policies, page 80

(d) Revenue recognition, page 80

3.   Please disclose each significant category of revenue recognized during the periods
        presented including revenue from rendering services, the sale of extended
        warranty contracts and warranty commissions. Refer to IAS 18, paragraph 35.

4.   Please tell us the terms of the extended service/warranty contracts for which you
        retain the contractual obligation. With respect to lifetime service/warranty
        contracts, please tell us how you recognize revenue for these contracts including
        how you determine the historical claims experience for lifetime warranties.

Note 22. Share capital, page 99

5.   Please provide an analysis of changes in share capital for each year for which an
        income statement is required. Please also provide an analysis of changes in share
        premium and reserves for each year for which an income statement is required in
        note 23. Refer to Rule 3-04 of Regulation S-X and IAS 1.

Note 28. Share options, page 103

6.   Please disclose the amount of share-based compensation expense reflected in your
        profit or loss for each period for which an income statement is provided. Refer to
        IFRS 2, paragraph 50.

Note 31. Summary of differences between Adopted IFRS and U.S. GAAP, page 105

7.   Please tell us whether or not you have recognized any difference between adopted IFRS and U.S. GAAP for deferred tax liabilities arising from the initial recognition of goodwill accounted for in accordance with paragraph 15 of IAS 12. If so, tell us how the difference is reflected in the reconciliation. If not, please tell us why no differences exist.

8.   Please disclose the amount of selling costs included in cost of sales for each year presented.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief